FRANK APP INC.

2021 Report

Dear investors,

Frank is alive and well! Though we're still working towards our long term goal of fully automating residential estimating, we're proud to announce that we are well on our way- After years in development, we have launched the desktop estimating engine that makes all that automation possible. Today, Frank users can generate estimates using scalable, templated components called scopes and sections that shave hours off of the tedious process of estimating from scratch. In the near future, they'll be able to take those parts out of the office and create estimates in minutes from their tablets and phones.

We need your help!

We'll need more capital to complete our goal of automating estimating for residential contractors. We're closer than ever before but connecting the dots will require additional investment. Right now we've focused our efforts on Venture Capital Funds in the Construction-Tech space to meet these demands but we are always open to investment from other qualified parties. Additionally, we are seeking advisors with experience raising professional investor capital to help streamline our efforts so we can get back to doing what we love- building killer software!

Sincerely,

Dennis Ketcham

Head of sales

Zachary Schlossberg
CEO & Product Developer

Our Mission

Frank hopes to dominate the entire pre-construction phase for residential contractors – from lead generation, to estimating, CRM, and invoicing. These projections cannot be guaranteed.

See our full profile



How did we do this year?

 

Report Card

B+

The Good

Launched our first product!

Made good progress with future VC investors.

Established business partnerships with adjacent players like GoSite.com and Thumbtack.

The Bad

Product rollout lacked sufficient onboarding at first.

Pivoting product initial product focus has disappointed early users.

Marketing budget has been insufficient to meet new customers.

2021 At a Glance

January 1 to December 31



$0
Revenue



-$194,537
Net Loss



$124,529 +48X
Short Term Debt



$431,936
Raised in 2021



$28,900
Cash on Hand
As of 04/15/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make software that supercharges estimating for renovation contractors. Our proprietary construction logic lets contractors build estimates on-site in minutes just by answering questions.

Frank hopes to dominate the entire pre-construction phase for residential contractors – from lead generation, to estimating, CRM, and invoicing. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Frank App Inc. was incorporated in the State of Delaware in September 2020.

Since then, we have:

Since then, we have:

- 💰 Frank has already raised $300k+ in pre-seed from contractors who believe in the product.

- 📈 Hundreds of contractors have already signed up to be "first to get Frank" + pre-sales have begun!

- 🎯 Huge untapped target market: Over 650k remodelers in US alone – a $450B industry.

- 🧠 Powered by a completely proprietary backend estimating logic built in-house, from the ground up.

- 🛠 Team includes pros from contracting, construction tech (Procore), and business consulting (BCG).

- ✨Our team has 30+ years in contracting, 20+ in software, and 5+ in construction tech.

Historical Results of Operations

Our company was organized in September 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0.

- *Assets*. As of December 31, 2021, the Company had total assets of $105,866, including $105,866 in cash. As of December 31, 2020, the Company had $19,952 in total assets, including $19,952 in cash.

- *Net Loss*. The Company has had net losses of $194,537 and net losses of $164,803 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $124,529 for the fiscal year ended December 31, 2021 and $2,525 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $353,620 in equity and $122,888 in crowdfunded SAFE notes.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Frank App Inc. cash in hand is $28,900, as of April 2022. Over the last three months, revenues have averaged $362/month, cost of goods sold has averaged $1,316/month, and operational expenses have averaged $20,656/month, for an average burn rate of $21,610 per month. Our intent is to be profitable in 24 months.

On February 8, 2022 Frank launched its first product in the market and opened up its first revenue stream of SaaS customers. Revenue will begin to accrue as free trial customers become paying customers in the coming months.

Our current burn rate is approximately $16,500 per month.

Revenue is beginning to come in now that we have a product in the market and free trials are starting to convert into paid accounts. In order to become revenue generating beyond our expenses we will need to cover our monthly burn rate.

We are not profitable yet. We will need to acquire approximately 250 paying customers to reach profitability.

Frank's total available capital is the sum of its cash assets and the ongoing subscription fees it earns from its paying customers.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -Inf%	Gross Margin: NaN%	Return on Assets: -184%	Earnings per Share: -$27,791.00
Revenue per Employee: $0	Cash to Assets: 100%	Revenue to Receivables: ~	Debt Ratio: 118%

📄 Frank_App_Financials_2020_and_2021.pdf   📄 Frank_GAAP_fin.pdf

We ❤ Our
92 Investors

Thank You For Believing In Us

Hatem Rowaihy	Alfonso Aduna	Tan Quan Nguyen	Jasper Gallo	Donald Crenshaw	Pasala Ravichandran	Rachel Waldron
Jeff Wenzel	Samuel F Stewart	Mike Alberti	Ron Dancy	Andy Schlossberg	Brian Roberts	Eric W. Harding
Chi Zeng	Michael Joyce	Bryn Meehan	Derick Mokgahla	Gabe Blanchet	Andrew Mcneely	Moses Gonzales
Robert Lambert	Heath Gordon	Johannes Van Galen	Jeff Sendbo	Tara Alberti	Rebecca Gilsdorf	Lee Palmer
Enos Smith	Joanne P Moss	Benjamin Bischoff	Ben Kahn	Vikram L	Melissa Mohamed	George Lui
Samuel D. Godin	George Braun	Jason Foster	Milton Schledorn	Jason Rigby	David Ospina	Benjamin Halioua
Neil Beran	Christopher Jeffrey	Khris Persaud	Sheena Jeune	Edward Kelly Medlock	Bradley W McAdams	Nona Wilson
David Troxell	Karthik Thenkondar	Vishal Arya	Joel Bixenspanner	Jordan A. David	Kumara Velan Suppiah	Michael Tekula
Sean Evensen-Shanley	Irina Gusin	Nathalie Gallet	Carolina Rodriguez	Sidney Cherilus	Nicala Hicks	Adan Ibarra

















Ashish M KAR
Ayman Yasin
Vedang Kulkarni
Sean Brandel
Christopher Sebik
Michelle Milvich
Gayle Shanks
James Gracer
Moshe Rosenfeld
Melanie Brush
Dr. Darnelle Mondesir
Josceline Schmidt
David McCallister
Austin Fatheree
Andreas Muno
Matthew Delson
Daria C Jiles
Kevin Fey
Dennis Ketcham
Sergio Torres
Gabriel Paravisini
Sergio Rodriguez
Nate Burns
Brian Wu
Dmitrii Golovach
Laura Kalman
Jason Foster
Scott Koester
David Aronson

Thank You!

From the Frank App Inc. Team

Zachary Schlossberg
CEO & Product Developer

Dennis Ketcham
Head of Sales

Zach Buchman
Head of Product

Former senior researcher at Procore, the world's most used construction software. BA from Stanford, MS in Industrial Design, MBA.

Clarice Rodriguez
Head of Design

Designer for top global brands including Coca-Cola and Autodesk. MS in Industrial Design, MBA.

Ryne Benson
Software Developer

Front end wizard with an eye for perfection and a family background in construction.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dennis Ketcham	General Contractor @ FD Building Co.	2019
Zachary Schlossberg	CEO @ Frank App Inc.	2019

Officers

OFFICER	TITLE	JOINED
Dennis Ketcham	Head of Sales	2019
Zachary Schlossberg	CEO President	2019

Voting Power ⊙

HOLDER	SECURITIES HELD	VOTING POWER
Dennis Ketcham	3,000,000 Restricted Stock	40.8%
Zachary Schlossberg	3,000,000 Restricted Stock	40.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2021	$309,048	Common Stock	Section 4(a)(2)
10/2021	$122,888		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	7,351,537	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Dennis Ketcham is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our current team is spread out across the country and we have one team member working outside of the US. As such we do not benefit from the intangible transfer of ideas that might occur in a shared office space.

Our vetted lead generation revenue stream will require us to compete with much larger players in the lead generation space, like Houzz and HomeAdvisor. We will not be able to take them head on and will have to offer other differentiation with this product offering.

Our marketplace revenue stream is dependent on us striking partnerships with manufacturers and retailers that we have yet to secure. If we maintain this added functionality we will have to do so.

There are no guarantees that contractors who expressed initial interest in Frank will convert to paying members when the product becomes available. All "Get Frank First" signups are non committal and non-contractural and express intent to purchase only.

Our engineering team is small and as such the production of code is bottlenecked by our staffing constraints. This is a vulnerability but also a key reason behind our fundraising.

Our management team is small and each individual serves in multiple roles. For that reason, we are vulnerable to setbacks if any team member were to decide to leave.

There are larger players in adjacent spaces (larger commercial construction) that could pivot and target our customer more directly than they currently do. We will need to stay on course in developing feature-sets that deal specifically with our target market in the ways that these other players neglect. This is a key mission-driven element of our current strategy.

Some of the contractors in our target market are older and technology averse. We will need to remain UX oriented for out of the box setup- a key value prop. that resonates with this demographic.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Construction costing is complex and there is occasional customer skepticism that we can truly offer a model that works for all contractors. We have solved this technologically through a self learning database that adjusts while contractors estimate, but we will need to preempt this concern to drive signups.

Our target market is fragmented and consists of mostly SMB owner/operators. Unlike softwares that cater to large commercial construction firms, we will need many companies as customers to achieve the growth we are projecting. Referral programs and social media influencers will be effective in reaching them.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊘;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Frank App Inc.

- Delaware Corporation
- Organized September 2020
- 5 employees

15 West Main St.
#236
Hampton Bays NY 11946

http://www.frank-app.com/investors

Business Description

Refer to the Frank App Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Frank App Inc. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.